December 4, 2018

Securities and Exchange Commission
100 F Street
Washington, D.C. 20549

Ladies and Gentlemen:

We are the former independent accountants for Techmedia Advertising, Inc. (the "Company"). We have been furnished with a copy of the Company's response to Item 4.01 of Form 8-K disclosing our dismissal as independent public accountants of the Company. We confirm our agreement with the statements made in such disclosure insofar as they relate to our firm. We are not in a position to agree or disagree with the statements in such disclosure regarding the appointment of or consultations with new independent accountants by the Company.

/s/ DMCL LLP

DALE MATHESON CARR-HILTON LABONTE LLP
Chartered Professional Accountants

Vancouver, Canada
December 4, 2018